Filed pursuant to Rule 433

Registration Statement No. 333-180300-03

FINANCIAL PRODUCTS

FACT SHEET (K466)

Offering Period: December 11, 2014 – December 31, 2014

8 Year Buffered Accelerated Return Equity Securities (BARES)
Linked to the Dow Jones Industrial AverageSM

Product Terms

•	8 Year Buffered Accelerated Return Equity Securities (BARES) linked to the performance of the Dow Jones Industrial AverageSM.
•	If the Final Level is greater than the Initial Level, then you will be entitled to participate on a leveraged basis in the appreciation of the Underlying.
•	If the Final Level is less than the Initial Level by not more than the Buffer Amount, then you will be entitled to receive the principal amount at maturity.
•	If the Final Level is less than the Initial Level by more than the Buffer Amount, then you will be exposed on a leveraged basis to any depreciation in the Underlying beyond the Buffer Amount.
•	Any payment on the securities is subject to our ability to pay our obligations as they become due.

Issuer:	Credit Suisse AG (“Credit Suisse”), acting through one of its branches.
Trade Date:	Expected to be January 2, 2015
Settlement Date:	Expected to be January 7, 2015
Underlying:	The Dow Jones Industrial AverageSM
Upside Participation
Rate*:	Between 133.5% and 138.5%
Redemption Amount:	Principal Amount x (1 + Underlying Return).
Underlying Return:	If (a) the Final Level is equal to or greater than the Initial Level, then: the Upside Participation Rate x [(Final Level – Initial Level) / Initial Level]; (b) the Final Level is less than the Initial Level by not more than the Buffer Amount, then: zero; or (c) if the Final Level is less than the Initial Level by more than the Buffer Amount, then:{ [(Final Level – Initial Level) / Initial Level] + Buffer Amount} x Downside Participation Rate.
Buffer Amount:	40%
Downside Participation Rate*:	166.67%
Initial Level:	The closing level on the Trade Date.
Final Level:	The closing level on the Valuation Date.
Valuation Date:	January 3, 2023
Maturity Date:	January 6, 2023
CUSIP:	22547QZD1

* To be determined on the Trade Date.

Certain Product Characteristics

•	If (a) the Final Level is equal to or greater than the Initial Level, then: the Upside Participation Rate x [(Final Level – Initial Level) / Initial Level]
•	If (b) the Final Level is less than the Initial Level by not more than the Buffer Amount, then: zero
•	If (c) the Final Level is less than the Initial Level by more than the Buffer Amount, then: the Downside Participation Rate x [(Final Level – Initial Level) / Initial Level] + Buffer Amount
•	Buffer Amount of 40%.

Hypothetical Returns at Maturity

Percentage Change from the Initial Level to the Final Level	Underlying Return (1)	Redemption Amount per $1,000 Principal Amount(1)(2)
50%	68.00%	$1,680.00
40%	54.40%	$1,544.00
30%	40.80%	$1,408.00
20%	27.20%	$1,272.00
10%	13.60%	$1,136.00
0%	0.00%	$1,000.00
-10%	0.00%	$1,000.00
-20%	0.00%	$1,000.00
-30%	0.00%	$1,000.00
-40%	0.00%	$1,000.00
-50%	-16.67%	$833.33
-60%	-33.33%	$666.67
(1)	Assumes an Upside Participation Rate of 136% (the midpoint of the expected range).
(2)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to you. The numbers appearing in the table have been rounded for ease of analysis.

Certain Product Risks

•	Your investment may result in a loss of up to 100% of the principal amount. The Redemption Amount will be less than the principal amount if the Final Level is less than the Initial Level by more than the Buffer Amount. In such case, you will be exposed on a leveraged basis to any depreciation in the Underlying beyond the Buffer Amount.
•	The securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.
•	The securities do not pay interest.

(See “Additional Risk Considerations” on the next page.)

FINANCIAL PRODUCTS

FACT SHEET

Offering Period: December 11, 2014 – December 31, 2014

8 Year Buffered Accelerated Return Equity Securities (BARES)
Linked to the Dow Jones Industrial AverageSM

Additional Risk Considerations

•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.
•	Credit Suisse currently estimates that the value of the securities on the Trade Date will be less than the price you pay for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities.
•	Liquidity – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.
•	Potential Conflicts – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent of the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.
•	The securities will be affected by a number of economic, financial, political, regulatory, and judicial factors that may either offset or magnify each other.
•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Underlying.

The risks set forth in the section entitled “Certain Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Certain Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the pricing supplement, and the “Risk Factors” section of the product supplement, which set forth risks related to an investment in the securities.

Additional Information

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated December 11, 2014, Underlying Supplement dated July 29, 2013, Product Supplement No. AK-I dated March 23, 2012, Prospectus Supplement dated March 23, 2012 and Prospectus dated March 23, 2012 to understand fully the terms of the notes and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

You may access the pricing supplement related to the offering summarized herein on the SEC website at: http://www.sec.gov/Archives/edgar/data/1053092/000095010314008752/dp51814_424b2-k466.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.